SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)

                               DBS Holdings, Inc.
                               ------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   24021M-10-6
                                 --------------
                                 (CUSIP Number)

                                Kevin J. Kinnear
                        Ducker, Montgomery & Lewis, P.C.
                            1500 Broadway, Suite 1500
                             Denver, Colorado 80202
                                 (303) 861-2828
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 22, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d01(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 25 Pages

CUSIP NO.: 24021M-10-6                 13D                    Page 2 of 25 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Daniel Steunenberg

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            1,000,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       1,000,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 3 of 25 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Eli Stratulat

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            725,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       725,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     725,000(1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------
(1) Does not include an additional 125,000 shares beneficially owned that are not a part of the transaction to which this statement relates.

CUSIP NO.: 24021M-10-6                 13D                    Page 4 of 25 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   David Steunenberg

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            625,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       625,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     625,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 5 of 25 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Madalene Stanley

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            800,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       800,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     800,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 6 of 25 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Ken Paul

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            800,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       800,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     800,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 7 of 25 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Nelson Stratulet

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            750,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       750,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     750,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 8 of 25 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Andy Mooney

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            750,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       750,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     750,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 9 of 25 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Jim Nickel

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            750,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       750,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     750,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                   Page 10 of 25 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Alex Basic

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            500,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       500,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     500,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                   Page 11 of 25 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Irene Hurtubise

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            800,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       800,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     800,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                   Page 12 of 25 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Gordon Stanley

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            700,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       700,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     700,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                   Page 13 of 25 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Irma Paul

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            800,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       800,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     800,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                   Page 14 of 25 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Chansu Financial, Inc.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            750,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       750,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     750,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    CO
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                   Page 15 of 25 Pages

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"),of DBS Holdings, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 1898 Peardonville Road, Abbotsford, B.C., Canada, V4X 2M4.

ITEM 2.  IDENTITY AND BACKGROUND

The persons filing this statement are Daniel Steunenberg, Eli Stratulat, David Steunenberg, Madalene Stanley, Ken Paul, Nelson Stratulat, Andy Mooney, Jim Nickel, Alex Basic, Irene Hurtubise, Gordon Stanley, Irma Paul, and Chansu Financial, Inc. (collectively, the "Reporting Persons").

     Daniel Steunenberg is a citizen of Canada whose business address is A-1898 Peardonville Road, Abbotsford, B.C., Canada, V4X 2M4. Mr. Steunenberg is a self-employed businessperson whose principal business is investing.

     Eli Stratulat is a citizen of Canada whose business address is 21029 36th Avenue, Langley, B.C., Canada V3A 8N5. Mr. Stratulat is a self-employed businessperson whose principal business is investing.

     David Steunenberg is a citizen of Canada whose business address is B-1898 Peardonville Road, Abbotsford, B.C., Canada, V4X 1C4. Mr. Steunenberg is a self-employed businessperson whose principal business is drafting and engineering.

     Madalene Stanley is a citizen of Canada whose address is 208 - 31930 Old Yale Road, Abbotsford, B.C., Canada, V2T 2C7. Ms. Stanley works at home as a homemaker.

     Ken Paul is a citizen of Canada whose business address is 3222 Clearbrook Road, Abbotsford, B.C., Canada V2T 4N7. Mr. Paul is a self-employed businessperson whose principal business is advertising sales.

     Nelson Stratulat is a citizen of Canada whose business address is 31556 Old
     Yale  Road,  Abbotsford,   B.C.,  Canada,  V2T  2B3.  Mr.  Stratulat  is  a
     self-employed businessperson whose principal business is construction.

     Andy Mooney is a citizen of Canada whose business address is 5510 Miller Road, Richmond, B.C., Canada V7B 1K4. Mr. Mooney is a pilot with Canadian Airlines, whose principal business is airline transportation.

     Jim Nickel is a citizen of Canada whose business address is 1640 Ross Road. Mr. Nickel is a self-employed businessperson whose principal business is construction.

     Alex Basic is a citizen of Canada whose business address is 1407 Georgia Street E., Vancouver, B.C., Canada, V5L 2A9. Mr. Basic is a draftsman for Geo. Third & Son Fabrication, whose principal business is steel fabrication.

     Irene Hurtubise is a citizen of Canada whose business address is 12930 203rd Street, Maple Ridge, B.C., Canada V2X 4N2. Ms. Hurtubise is an agricultural technician for Pelton Reforestation, whose principal business is forest seedling nursery.

CUSIP NO.: 24021M-10-6                 13D                   Page 16 of 25 Pages


     Gordon Stanley is a citizen of Canada whose business address is #2000, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4. Mr. Stanley is an Investor Relations employee of International Wex Technologies, Inc., whose principal business is the research, development, and distribution of pharmaceutical products.

     Irma Paul is a citizen of Canada whose business address is 33071 Railway Ave., Mission, B.C., Canada V2V 1E2. Ms. Paul is a counselor of Union Gospel Mission whose principal business is humanitarian relief and outreach programs.

     Chansu Financial, Inc. information was unavailable at the time this filing was due; this information will be included in an amendment to Schedule 13D.

During the last five years, none of the Reporting Persons have:

(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b) been a party to a civil proceeding or administrative body of competent jurisdiction as a result of which it/he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable; since the Reporting Persons are disposing of the securities that are the subject of this Schedule 13D by granting options for the purchase of the securities as described in Items 4 and 6, below, they do not have information regarding the source of funds used by the purchasers in this transaction. The total amount of consideration paid to the Reporting Persons for the options granted was $100,000. Each of the Reporting Persons funded each of their earlier purchases of the Issuer's Common Stock with personal funds, except Chansu Financial, Inc., which funded its earlier purchases of the Issuer's Common Stock with working capital. None of the funds used by any of the Reporting Persons to purchase the Common Stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of common stock.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons have granted options, pursuant to that Option Agreement described in Item 6, below, to the Purchasers that, if exercised by the termination date, will result in the transfer from the Reporting Persons to the Purchasers of 9,750,000 shares, or 89.3% of the outstanding shares, of the Issuer's Common Stock.

Each of the Reporting Persons may make further purchases of the shares of the Issuer's Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it/him at any time. Except as described above, none of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D. However, each of the Reporting Persons intend to continuously review its/his investment in the Issuer, and may, at any time and from time to time, review or reconsider its/his position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of Schedule 13D.

CUSIP NO.: 24021M-10-6                 13D                   Page 17 of 25 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Daniel Steunenberg may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 1,000,000 shares, or 9.2%, of the Issuer's Common Stock.

     Eli Stratulat may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 725,000 shares,or 6.6%, of the Issuer's Common Stock.

     David Steunenberg may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 625,000 shares, or 5.7%, of the Issuer's Common Stock.

     Madalene Stanley may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 800,000 shares, or 7.3%, of the Issuer's Common Stock.

     Ken Paul may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 800,000 shares, or 7.3%, of the Issuer's Common Stock.

     Nelson Stratulat may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 750,000 shares, or 6.9%, of the Issuer's Common Stock.

     Andy Mooney may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 750,000 shares, or 6.9%, of the Issuer's Common Stock.

     Jim Nickel may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 750,000 shares, or 6.9%, of the Issuer's Common Stock.

     Alex Basic may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 500,000 shares, or 4.6%, of the Issuer's Common Stock.

     Irene Hurtubise may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 800,000 shares, or 7.3%, of the Issuer's Common Stock.

     Gordon Stanley may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 700,000 shares, or 6.4%, of the Issuer's Common Stock.

     Irma Paul may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 800,000 shares, or 7.3%, of the Issuer's Common Stock.

     Chansu Financial, Inc. may be deemed to beneficially own, and has granted an option for the sale of, in the aggregate, 750,000 shares, or 6.9%, of the Issuer's Common Stock.


(b) Daniel Steunenberg has sole voting and dispositive power over all 1,000,000 shares of the Issuer's Common Stock owned by him.

     Eli Stratulat has sole voting and dispositive power over all 725,000 shares of the Issuer's Common Stock owned by him.

     David Steunenberg has sole voting and dispositive power over all 625,000 shares of the Issuer's Common Stock owned by him.

CUSIP NO.: 24021M-10-6                 13D                   Page 18 of 25 Pages

     Madalene Stanley has sole voting and dispositive power over all 800,000 shares of the Issuer's Common Stock owned by her.

     Ken Paul has sole voting and dispositive power over all 800,000 shares of the Issuer's Common Stock owned by him.

     Nelson Stratulat has sole voting and dispositive power over all 750,000 shares of the Issuer's Common Stock owned by him.

     Andy Mooney has sole voting and dispositive power over all 750,000 shares of the Issuer's Common Stock owned by him.

     Jim Nickel has sole voting and dispositive power over all 750,000 shares of the Issuer's Common Stock owned by him.

     Alex Basic has sole voting and dispositive power over all 500,000 shares of the Issuer's Common Stock owned by him.

     Irene Hurtubise has sole voting and dispositive power over all 800,000 shares of the Issuer's Common Stock owned by her.

     Gordon Stanley has sole voting and dispositive power over all 700,000 shares of the Issuer's Common Stock owned by him.

     Irma Paul has sole voting and dispositive power over all 800,000 shares of the Issuer's Common Stock owned by her.

     Chansu Financial, Inc. has sole voting and dispositive power over all 750,000 shares of the Issuer's Common Stock owned by it.

(c)  Except  for the  granting  of the  options  that  are the  subject  of this
     Schedule 13D, none of the Reporting Persons have been involved in any transactions related to the shares of the Issuer's common stock owned by the Reporting Persons that were effected in the past sixty (60) days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, the shares of Common Stock that are the subject of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons have entered into that certain Option Agreement, dated December 22, 2000, by and between the Reporting Persons and a group of investors represented by Heath Ellingham and certain shareholders of M-I Vascular Innovations, Inc. (together, the "Purchasers"), which Option Agreement is attached hereto as Exhibit 1. Pursuant to that Option Agreement, the Reporting Persons have granted to the Purchasers options to acquire 9,750,000 shares, or 89.3%, of Issuer's Common Stock beneficially owned by the Reporting Persons. These options may be exercised by the Purchasers at any time on or after January 1, 2000, but shall terminate at the end of the day on March 31, 2001 if not exercised by that time.

CUSIP NO.: 24021M-10-6                 13D                   Page 19 of 25 Pages


Pursuant to Rule 13d-1(k), the Reporting Persons have entered into an agreement to the joint filing of this statement and any amendment or amendments hereto, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

There is filed herewith as Exhibit 1 a written agreement relating to the granting of the options described in Items 4 and 6, above. There also is filed herewith as Exhibit 2 a written agreement relating to joint filing as required by Rule 13d-1(k).

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 2, 2001                    /s/ Daniel Steunenberg
                                          --------------------------------------
                                          Daniel Steunenberg
                                          Attorney-in-fact for Reporting Persons

CUSIP NO.: 24021M-10-6                 13D                   Page 20 of 25 Pages


                                    EXHIBIT 1

                          AMENDMENT TO OPTION AGREEMENT
                               DBS HOLDINGS, INC.



         This Amendment to Option Agreement, effective as of December 22, 2000, amends the following terms and conditions under which certain shareholders listed on Exhibit A to the Option Agreement ("Shareholders") of DBS Holdings, Inc. (the "Corporation"), have agreed with a diversified group of investors and certain shareholders of M-I Vascular Innovations Inc. ("M-I") (such investors and M-I shareholders being referred herein collectively as "Purchasers") to sell to the Purchasers shares of the Corporation owned by such Shareholders on the basis set forth in the Option Agreement, as amended herein:

A. Subsection (b) of Section 2 of the Option Agreement is hereby amended to read as follows:

     2.  Term and Exercise.
         -----------------

         (b) The Option may be exercised at any time on or after January 1, 2001 and prior to termination of the Option in the aggregate only in full, i.e. only as to all 9,750,000 Shares subject to the Option. Subject to the foregoing, the Purchasers may exercise the Option in any proportions as they may agree among themselves. Absent such agreement, each Purchaser shall be entitled to exercise such Purchaser's Pro Rata Share of the Option.

     B. All other terms and conditions of the Option Agreement remain unchanged, and are hereby affirmed and ratified.

Done this 29th day of December, 2000.

SHAREHOLDERS:                           PURCHASERS:



By:  /s/ Daniel Steunenberg             By:  /s/ Heath Ellingham
     ------------------------------          -----------------------------------
     Daniel Steunenberg                      Heath Ellingham, Authorized Agent
     Attorney-in-fact

CUSIP NO.: 24021M-10-6                13D                    Page 21 of 25 Pages

                                OPTION AGREEMENT
                               DBS HOLDINGS, INC.

     This Option Agreement will set forth the terms and conditions under which certain shareholders listed on Exhibit A attached ("Shareholders") of DBS Holdings, Inc. (the "Corporation"), have agreed with a diversified group of investors and certain shareholders of M-I Vascular Innovations Inc. ("M-I") (such investors and M-I shareholders being referred herein collectively as "Purchasers") to sell to the Purchasers shares of the Corporation owned by such Shareholders on the basis set forth below:


     1.   Grant of Option.
          ---------------

         (a) Each of the Purchasers shall have the option (the "Option"),on the basis of the ratio of the Purchaser's contribution to the Exercise Price defined below ( "Pro Rata Share"), subject to the terms and conditions hereinafter set forth, to purchase such Purchaser's Pro Rata Share of an aggregate of 9,750,000 shares of the Common Stock (the "Common Stock") of the Corporation and shall, immediately upon the exercise of the Option by the Purchasers, and the issuance of shares pursuant thereto, represent eighty nine and thirty hundreths percent (89.30%)(undiluted) of the total issued and outstanding Common Stock of the Corporation (the "Shares"). The Purchasers agree to pay $100,000 for the Option immediately after execution of this Option Agreement by the Purchaser's Representative and Daniel Steunenberg as attorney-in-fact for the Shareholders (the "Option Price") and delivery of the certificates representing the Shares to Richard F.Mauro P.C. in acceptable form for transfer to the Purchasers.

         (b) Pending exercise of this Option, the certificates representing the Shares, each duly endorsed for transfer with signature medallion guaranteed, will be held in escrow by Richard F. Mauro P.C., counsel to the diversified group of investors (as to approximately 4,250,000 shares) and Scott Reed Esq., counsel to the M-I investors (as to approximately 5,500,000 shares), as escrow agents, and will be delivered for transfer to Purchasers upon exercise, if any, of this Option. If this Option is not exercised or terminates, the shares will be delivered to the Shareholders' attorney for return to each Shareholder. If any dispute shall arise between the parties with respect to these escrow provisions, the escrow agents are authorized to, and shall, place the certificates representing the Shares in the custody of the Denver District Court, Denver, Colorado in an interpleader action, which Court, the parties agree, shall have exclusive jurisdiction to resolve the dispute. The parties agree, jointly and severally to indemnify and hold harmless the escrow agents from any and all costs, expenses, damages and liabilities of any nature (including reasonable attorneys fees) incurred in their acting as escrow agent hereunder.

     2.  Term and Exercise.
         -----------------

         (a) If not earlier exercised, the Option shall terminate and be of no further effect on March 31, 2001.

         (b) The Option may be exercised at any time prior to termination of the Option in the aggregate only in full, i.e. only as to all 9,750,000 Shares subject to the Option. Subject to the foregoing, the Purchasers may exercise the Option in any proportions as they may agree among themselves. Absent such agreement, each Purchaser shall be entitled to exercise such Purchaser's Pro Rata Share of the Option.

         (c) Purchasers shall exercise this Option by payment of their respective Pro Rata Shares of the Exercise Price in cash, bank check or wire transfer delivered to the trust account of legal counsel to the Shareholders or such other duly authorized agent of the Shareholders.

         (d) Upon exercise of the Option as set forth above, the escrow agents will release the Shares to their respective clients according to their client's instructions.

CUSIP NO.: 24021M-10-6                13D                    Page 22 of 25 Pages


     3.  Exercise Price.
         --------------

         The Exercise Price at which the Shares of the Common Stock shall be purchased upon the exercise of this Option shall be $400,000 in the aggregate for the 9,750,000 Shares to be purchased hereunder, payable $100,000 by credit of the Option Price against the Exercise Price and the balance of $300,000 in cash, bank check or by wire transfer delivered as set forth above. All references to Dollars or $ in this Option Agreement shall mean United States Dollars.

     4.  Prohibition of Certain  Events.
         -------------------------------

         Anything contained in this Option Agreement to the contrary notwithstanding, the Shareholders agree, and shall use their best efforts during the Option term (including not voting for and voting against) to cause the Corporation not to: (a) merge or consolidate into, any other corporation (other than a merger in which the Corporation is the surviving corporation); (b) enter into any share exchange; (c) enter into any agreement to transfer all or substantially all of the assets of the Corporation; (d) dissolve, liquidate or wind up the Corporation; (e) issue, or agree to issue, any shares of its capital stock or rights to acquire such shares (except upon exercise of warrants described in paragraph 6 (a) (ii); (f) incur any debt out of the ordinary course of business; or (g) enter into any new business or suffer any material change in its financial condition or business; provided however, the above restrictions shall not apply to any transaction between any of the Corporation, the Shareholders, the Purchasers and M-I Vascular Inc or to any transaction approved in writing by Purchasers.

     5.  Transferability.
         ---------------

         This Option may be assigned, pledged, hypothecated, sold or otherwise transferred or encumbered by a Purchaser without restriction.

     6.  Representations and Warranties.
         ------------------------------

         a.   Shareholders represent and warrant, jointly, as follows:

              i. Corporation is, and until termination of this Option will be, a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Corporation has, and will have, the power and authority to own, lease and operate its properties and to conduct its business as such business is now being conducted by Corporation. A complete and correct copy of the Articles of Incorporation, as amended, and the Bylaws, as amended, of Corporation, have been delivered to Purchasers.

              ii. Corporation is authorized to issue 20,000,000 shares of Common Stock. Corporation has validly issued, and has outstanding 10,918,500 shares of Common Stock all of which are fully paid and non-assessable. In addition, the Corporation has issued and outstanding warrants to purchase an aggregate of up to 166,000 shares of Common Stock, exercisable at an exercise price of $.10 per share, all of which warrants expire on or before May 1, 2001. Upon issuance, sale, transfer and delivery of the Shares to Purchasers, assuming no exercise of such warrants, the Shares and another 1,168,500 shares of the Corporation's Common Stock currently issued and outstanding, will, constitute all of the issued and outstanding capital stock of Corporation. Other than as set forth in this paragraph, there are no outstanding rights, options, warrants, subscriptions, contracts or other form of interests to purchase the capital stock of the Corporation.

              iii. When sold, transferred and delivered to Purchasers upon payment of the Exercise Price therefor, the Shares will be fully paid and non-assessable, free and clear of all mortgages, pledges, liens, security interests and encumbrances and are not subject to any restrictions or holding periods, except that shares of "affiliates" will be deemed "restricted" under United States securities laws.

              iv. Corporation has filed with the Securities and Exchange Commission ("SEC") all registration statements, financial statements, applications, reports, schedules, forms, proxy statements and all other instruments, documents and written information (collectively "SEC Filings") required to have been filed by Corporation under the Securities Act of 1933 and

CUSIP NO.: 24021M-10-6                13D                    Page 23 of 25 Pages


the Securities and Exchange Act of 1934. At the date hereof and until termination of this Option, none of the SEC Filings contains, or will contain, any untrue statement of a material fact, or omits, or will omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading. The Corporation is listed and called for trading on the NASD's OTCBB, is in good standing and the Shareholders shall use their best efforts to maintain such listing during the Option term.

              v. Since the date of the last Form 10-QSB, there has not been a material adverse change in the business, assets, financial condition or legal condition of the Corporation.

         b. Each Shareholder severally represents and warrants that (i) such Shareholder has duly authorized the execution, sealing and delivery of this Option and the transactions hereby contemplated, and no action, confirmation or ratification by the shareholders of the Corporation or by any other person, entity or governmental authority is required in connection therewith, (ii) such Shareholder has the power and authority to execute, seal and deliver this Option, to consummate the transactions hereby contemplated and to take all other actions required to be taken by it pursuant to the provisions hereof, (iii) this Option Agreement is valid and binding upon the Shareholders in accordance with its terms, (iv) no writ, injunction, decree, law, rule or regulation applicable to Corporation or such Shareholder has been issued, and (v) such Shareholder has had access to all material information concerning this transaction and the Purchaser he deems necessary, and further, he has disclosed all material facts concerning this transaction and any related agreements to other Shareholders and Purchasers.

         c.   Each Purchaser warrants and represents as follows:

              i. He has duly authorized the execution of this Option by Heath Ellingham as his representative, and the transactions hereby contemplated;

              ii. No action, confirmation or ratification by the Purchaser or by any other person, entity or governmental authority is required in connection therewith;

              iii. Each Purchaser has the power and authority to enter into this Option and to consummate the transactions hereby contemplated and to take all other actions required to be taken by him pursuant to the provisions hereto;

              iv. Each Purchaser has taken all actions required by law or otherwise, to authorize the this Option;

              v. This Option Agreement is valid and binding upon Purchaser in accordance with its terms; and

              vi. Neither the execution, sealing and delivery of this Agreement nor the consummation of said transactions will constitute any violation or breach any order, writ, injunction, decree, law, rule or regulation applicable to such Purchaser.

              vii. Each Purchaser is an "accredited Purchaser" as that term is defined by the SEC in Regulation D or is a Regulation S qualified purchaser and is fully accredited under the laws of his domicile. Each Purchaser shall comply with applicable United States securities laws, including any required Schedule 13D filings with the SEC.

     7.  No Broker.
         ---------

         No party is, and until termination of this Option will not be, liable or obligated to pay any finder's, agent's or broker's fee or commission arising out of or in connection with this Option or the transactions contemplated by this Option.

CUSIP NO.: 24021M-10-6                13D                    Page 24 of 25 Pages


     8.  Binding Agreement.
         -----------------

         The parties intend this Option Agreement to be valid, binding and effective upon due execution hereof. This Option Agreement is separately binding on each of the Purchasers who act independently and are entering into this Agreement collectively for mere convenience.

     9.  Governing Law.
         -------------

         This Option Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Colorado.

     10. Successors and Assigns.
         ----------------------

         All of the provisions of this Option Agreement shall be binding upon the parties and their respective successors and assigns. This Option shall be freely assignable by Purchasers, in whole or in part, upon notice to the Shareholders' attorney-in-fact.

     11. Amendment.
         ---------

         This Option Agreement contains the full and complete agreement between the parties hereto. This Option Agreement may be amended only by an instrument in writing executed, sealed and delivered by the parties.

     12. Third Parties.
         -------------

         Nothing expressed or implied in this Option Agreement is intended or shall be construed to confer or give any person or entity other than the parties hereto any rights or remedies under or by reason of this Option Agreement.

     13. Counterparts.
         ------------

         This Option Agreement may be executed simultaneously or in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument. A telefaxed copy of an originally signed document shall be deemed an original.

     14. Counsel and Filings.
         -------------------

         Each of the Purchasers and Shareholders acknowledge that they have been instructed to retain separate counsel and have done so. They acknowledge that the counsel referred to above have been retained for the convenience and efficiency of the parties and that each of the parties hereto act separately and are separately responsible for filings which may be required.

SHAREHOLDERS:                           PURCHASERS:


By:  /s/ Daniel Steunenberg             By:  /s/ Heath Ellingham
     ------------------------------          -----------------------------------
     Daniel Steunenberg                      Heath Ellingham, Authorized Agent
     Attorney-in-fact


ACKNOWLEDGED AND AGREED:
ESCROW AGENTS:

/s/ Richard F. Mauro
---------------------------
Richard F. Mauro


---------------------------

CUSIP NO.: 24021M-10-6                 13D                   Page 25 of 25 Pages


                                    EXHIBIT 2

                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13d-1(k)
                                     OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


         Daniel Steunenberg, Eli Stratulat, David Steunenberg, Madalene Stanley, Ken Paul, Nelson Stratulat, Andy Mooney, Jim Nickel, Alex Basic, Irene Hurtubise, Gordon Stanley, Irma Paul, and Chansu Financial, Inc., each hereby agrees that this Schedule 13D filed herewith, and any amendments thereto, relating to the ownership of shares of Common Stock, $0.001 par value per share, of DBS Holdings, Inc. is filed jointly on behalf of such persons.

Dated: January 2, 2001


                                          /s/ Daniel Steunenberg
                                          --------------------------------------
                                          Daniel Steunenberg
                                          Attorney-in-fact for Reporting Persons